July 8, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: SEC Comment Letter dated June 1, 2005

File No. 001-11479

Dear Mr. Rosenberg:

This is in response to your letter of June 1, 2005 commenting on the Form 10-K of E-Z-EM, Inc. for the fiscal year ended May 29, 2004. This letter is being submitted electronically as supplemental information, via EDGAR, in accordance with Rule 101 (a) (3) of Regulation S-T. This will also confirm an extension of the deadline for responding to your letter until July 8, 2005. Thank you for this consideration.

For ease of reading, the comments from your letter are replicated below in bold font and precede our responses.

Results of Operations – Segment Overview

1.	We note, from your existing disclosure in MD&A and Notes to Consolidated Financial Statements, that you have a provision for rebates and that you accept returns. Please provide us the following;

a)	Tell us if you have a reserve for product returns. If you do not have a reserve for them, provide us with an analysis showing why the reserve is not necessary.

While we do allow product returns, the effect of product returns and allowances on our financial statements is not material, therefore no reserve has been established. Our return policy requires that product returns be pre-approved and customers are subject to a 20% restocking charge. To be accepted, a return must be undamaged, unadulterated and have at least 12 months remaining prior to its expiration date. The frequency and dollar value of product returns are low. For example, during fiscal 2004, product returns totaled $800,000, an average of $67,000 per month, or approximately 0.5% of net sales. In addition, a significant portion of returned goods relate to intra-period transactions, which has no effect on the reported fiscal period results. As part of our year end closing process, we also verified that the application of subsequent period credits to prior periods is not material.

b)

Tell us the nature and amount of each accrual (e.g. rebates provision, product returns and any other significant discounts and allowances) at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

Our rebate accrual is our only significant discount and allowance provision. Therefore, our responses hereafter to your comment #1 are limited to those factors relating to our rebate accrual.

We sell our products in the United States and in most of the non-U.S. markets to independent radiology distributors (“Distributors”). These Distributors bundle our products with a variety of other healthcare products and services, which are principally sold to hospitals, radiology centers and healthcare clinics. In the United States, we negotiate national contracts with large Group Purchasing Organizations (“GPOs”). Typically, GPO contracts provide for lower prices than those at which our products are sold to Distributors. Therefore, when a Distributor re-sells our product and honors our GPO contract pricing, the Distributor submits a rebate request to recoup the difference between the selling price to the end-user and its acquisition cost. The Distributor receives its profit margin directly from the end-user if the agreement is a cost-plus GPO contract or from E-Z-EM if the agreement is a net GPO contract. In the latter instance, the pre-determined profit margin is included in the rebate from us to the Distributor. Thus, at each month-end, a rebate accrual is calculated and recorded as an offset to gross sales.

As part of the rebate request, the Distributor is required to submit sales tracings that identify the GPO contract, hospital name and address, invoice number, invoice date, item number, quantity, and selling price. This information is compared to our membership and contract pricing databases to ensure that the hospital is an authorized member of the GPO and thus entitled to the discounted price. The rebate request must be submitted within 30 days of the sale by the Distributor to the GPO member. Significant Distributors submit rebate requests on a weekly basis because of the obvious cash flow benefit.

The rebate accruals for the fiscal years ended May 29, 2004 and May 31, 2003 were $1,611,434 and $1,158,599, respectively.

Our accrual methods are discussed more fully in response (c). We believe that each accrual is appropriate because actual rebate requests received prior to the closing of our financial statements are the predominant basis of the accrual and not subject to variability due to any changes in assumptions. We do estimate rebate requests not yet received based on historical trends, which has proven to be quite accurate. In both fiscal years 2004 and 2003, the over/under accrual of the prior year rebate provision was not material (see item (f)).

c)

Tell us the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

The rebate accrual is comprised of three components:

1.	Actual rebate requests received from Distributors prior to the closing of our financial statements.

2.	An estimate, compiled by Distributor, of rebate requests not yet received based on historical submissions, adjusted for any material changes in purchasing patterns or market conditions.

3.

An estimate of Distributors’ inventory-on-hand available for future sale pursuant to a GPO contract. We do not have visibility as to the specific inventory levels held by our Distributors. However, based on discussions with our customers, who uniformly attempt to maintain a just-in-time purchasing program, and our knowledge of their ordering patterns, we estimate a one-week wholesale inventory level. Since most of our product sales are subject to GPO contracts, most Distributor inventory-on-hand will be subject to rebate. This portion of the rebate estimate is derived by first determining the total quantity of each product sold by us during the last week of the fiscal period multiplied by two factors, (a) and (b), where (a) is the percentage of each product rebated during the prior six-month period based on historical sales and (b) is the average rebate paid on that product during this period.

d)

To the extent that information you consider in c) is quantifiable, provide us both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially returned as of the balance sheet date and disaggregated by expiration period, if any.

As discussed above in items (b) and (c), a significant portion of our rebate accrual is based on actual rebate claims received from independent, third-party Distributors, most of whom submit their claims on a weekly basis. Our estimates are limited to those Distributor claims not received prior to the close of the accounting period and to the wholesale inventory levels in our Distributor pipeline. Variances to the rebate accrual are factored into the next month’s accrual and historically have not been material (see item (f) for our over (under) accrual of prior year balances.)

e)

If applicable, discuss any shipments to distributors made as a result of incentives and/or in excess of your distributors’ ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

We do not offer incentives to Distributors nor do we believe there is any inventory at our Distributors in excess of normal course of business levels.

f)	Provide us with a roll forward of the liability for each estimate for each period presented showing the following:
	•	Beginning balance,
	•	Current provision related to sales made in current period,
	•	Current provision related to sales made in prior periods,
	•	Actual returns or credits in current period related to sales made in current period,
	•	Actual returns or credits in current period related to sales made in prior periods, and
	•	Ending balance

Rebate Roll Forward
	F/Y 2003	F/Y 2004
Beginning Balance	$1,085,659	$1,158,599

Provision
Current year	22,824,399	20,794,079
(Over) under accrual of prior year	22,792	(23,893)
Increase in provision for Distributor inventory on hand	321,363	315,325

Total Provision	23,168,554	21,085,511

Rebate Credits Issued	(23,095,614)	(20,632,676)

Ending Balance	$1,158,599	$1,611,434

g)

Where there are significant fluctuations in your accrual amount from period to period, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

The decrease in the current year rebate provision from $22.8 million in fiscal 2003 to $20.8 million in fiscal 2004 was due principally to a sales mix change toward certain lower rebated CT products, partially offset by increased U.S. sales volume. The increase in estimated distributor inventory on hand of approximately $315,000 at fiscal year end 2004 was due to higher sales during the last week of fiscal 2004 versus fiscal 2003. The sales increase was due to increased customer demand and the timing of the Memorial Day holiday, resulting in five shipping days during the last week in fiscal 2004 versus four shipping days the comparable week in fiscal 2003. Our rebate accrual methodology was the same in both periods.

h)	Tell us why you have not provided the above information in your MD&A to provide investors information about these critical accounting estimates.

In future filings we will enhance the rebate accrual discussion that now appears in the Revenue Recognition section of our MD&A and include a quantification of the rebate accrual balances.

Note D – Plant Closing and Operational Restructuring

2.	Please tell us how the recognition of the $1,771,000 liability as of May 29, 2004 associated with severance costs met all of the criteria in paragraph 8 of FAS 146.

The $1,771,000 referred to in Note D to the financial statements was not a liability at May 29, 2004, but rather represents the total cost of the manufacturing relocation project (“Plan”) incurred during fiscal 2004.

At the time of inception, the Plan met the criteria enumerated in paragraph 8 of FAS 146 in that:

a)

Management was authorized by the Company’s Board of Directors on May 15, 2003, to implement the Plan involving the closing of certain manufacturing operations in San Lorenzo, Puerto Rico and Westbury, NY.

b)	The Plan identified the specific employees to be terminated and the expected completion date.

c)

The Plan established the terms of the termination benefit arrangements to be paid to the employees upon termination. Each employee received a statement of termination benefits on the communication date.

d)	Once adopted, it was unlikely that the Plan would be significantly modified or withdrawn.

As to the recognition of the $1,771,000, no costs were accrued at the communication date since, at that time, no present obligations to others (i.e., liabilities) existed. Termination benefits, primarily severance costs, represented $1,428,000 of the total project costs. Since terminated employees were required to render services beyond a minimum retention period in order to receive their termination benefits, such termination benefits were measured initially at the communication date based on the fair value of the liability as of the termination date(s). The liability was then recognized ratably over the future service period in accordance with paragraph 11 of FAS 146. All other costs were recognized in accordance with paragraph 17 of FAS 146, as liabilities were incurred.

Note I – Income Taxes

3.

We note, from your disclosures, that the valuation allowance represents more than half of your gross deferred tax assets, net of gross deferred tax liabilities. As you appear to have had positive earnings before income taxes in each of the three years presented in your statements of operations, please tell us why your valuation allowance is appropriate under GAAP, including, but not limited to, paragraphs 20, 21 and 25 of FAS 109.

The valuation allowance of $4,859,000 relates to various deferred tax assets of various legal entities within the consolidated group that operate in separate tax jurisdictions. The following is a discussion of a significant portion of this valuation allowance:

While we have had positive earnings in each of the past three fiscal years on a consolidated basis, our Japanese subsidiary has generated operating losses. Based on its history of losses and our expectation of continued losses in the immediate future, a full valuation allowance of $1,863,000 has been established against its net operating loss carryforwards and other deferred tax assets arising from temporary differences between book and tax accounting treatment.

For our Canadian subsidiary, we established a valuation allowance of $1,150,000 against a deferred tax asset pertaining to an impairment of a marketable security. Selling this investment would result in a realized capital loss which could only be deducted against capital gains. We concluded that it was more likely than not that the resulting capital loss would expire before the Canadian subsidiary could generate capital gains to offset such losses.

Similar situations also exist for two entities included in our consolidated U.S tax return. One subsidiary has realized capital loss carryforwards of $526,000 that are more than likely to expire in fiscal 2006. The parent company, E-Z-EM, Inc., has a deferred tax asset of $496,000 pertaining to an impairment of an equity investment. Again, we concluded that it was more likely than not that the resulting capital loss would expire before we could generate capital gains to offset such losses.

Note S – Quarterly Results of Operations (Unaudited)

4.	Please tell us what circumstances are causing the first quarter net sales of each year including 2005 to be consistently lower than the fourth quarter net sales of the preceding year.

Net sales for our first quarter have traditionally been lower than our fourth quarter of the preceding year for several reasons. The first reason is that we traditionally announce annual price increases early in the fourth quarter, to become effective late in the fourth quarter or at the beginning of our next fiscal year. Our domestic customers, primarily Distributors, typically increase their orders during the fourth quarter in order to take advantage of “old” pricing before the increase takes effect. Second, demand for our products has traditionally been somewhat stronger in our second and fourth quarters than in our first and third quarters. Our products are often used for screening purposes and these elective procedures are performed more frequently during our second and fourth quarters than in our first (summer months) and third (Thanksgiving and Christmas holidays) quarters.

We acknowledge that:

•	the company is responsible for the adequacy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

E-Z-EM, Inc.

Dennis J. Curtin

Senior Vice President - Chief Financial Officer

cc:	Oscar Young - Senior Staff Accountant, Securities and Exchange Commission
Christine Allen - Staff Accountant, Securities and Exchange Commission
Anthony A. Lombardo, President and Chief Executive Officer, E-Z-EM, Inc.
Joseph A. Cacchioli, Vice President - Controller, E-Z-EM, Inc.
Peter J. Graham, Senior Vice President – Chief Legal Officer & Secretary, E-Z-EM, Inc.